UNDERTAKING

TO:	British Columbia Securities Commission (“BCSC”)

AND TO:	All other provincial and territorial securities regulators in Canada

DATE:	October 13, 2006

RE:	Supplement to the Glamis Gold Ltd. (“Glamis”) Information Circular (the “Circular”) dated as of September 25, 2006 Regarding the Red Lake Complex and the Campbell Complex Mineral Reserve and Mineral Resource Estimates

     Glamis, undertakes:
1. to provide Glamis Shareholders with a supplement (the “Supplement”) to the Circular;
2. that the Supplement will present the Mineral Reserve and Mineral Resource estimates for the Red Lake Complex and the Campbell Complex separately as of December 31, 2005, which were combined in the Circular, as well as additional information regarding the Mineral Resources for the Campbell Complex, in a form satisfactory to the British Columbia Securities Commission;
3. that the Supplement will be filed and mailed to the registered Glamis Shareholders and delivered to the registered intermediary Glamis shareholders or their agents at least seven days before the date of the Meeting as provided in the amended Interim Order of the Supreme Court of British Columbia related to the special meeting of Glamis shareholders to be held on October 26, 2006;
4. that coincidentally with the filing and mailing of the Supplement, Glamis will publish a news release (the “News Release”) giving notice of the filing and mailing of the Supplement;
5. that the News Release will state in part that the Supplement gives information pertaining to the belief of Goldcorp Inc. (“Goldcorp”) that, due to an increase in the in situ cut-off grade to be used in a new Red Lakes Mines Technical Report (the “Technical Report”) that will be filed by November 17, 2006, there will be a reduction in the reported Mineral Resources for the Campbell Complex from those previously disclosed by Placer Dome Inc., though Goldcorp does not expect any such reduction to have a material adverse effect on Goldcorp;
6. that the Technical Report will support the scientific and technical information in the Circular and the Supplement pertaining to the Red Lake Mines,

including the expected reduction in the Mineral Resources of the Campbell Complex as described in the Supplement; and
7. that this Undertaking will be filed as required by the BCSC.
All terms not herein defined shall have the meaning provided in the Circular.

GLAMIS GOLD LTD.
/s/ Charles A. Jeannes
Name:	Charles A. Jeannes
Title:	Exec. VP Administration